Exhibit 99.1

The Hague, April 2, 2007

AEGON completes acquisition of PTE Ergo Hestia in Poland

AEGON has completed the acquisition of the Polish pension fund management company PTE Ergo Hestia S.A. following the recent approval by the Polish Financial Supervision Commission (KNF) and the Office of Competition and Consumer Protection (OCCP). The company will be renamed PTE AEGON Poland. The agreement on the acquisition was announced on November 9, 2006.

“This acquisition will strengthen AEGON’s overall presence in the Polish financial services market. The Central and Eastern European region continues to be a key market for AEGON and our recent business development activities demonstrate our long-term commitment to the area”, says Gábor Kepecs, CEO of AEGON Central and Eastern Europe.

“We are very pleased to have received official approval”, says Michal Biedzki, CEO of AEGON Poland. “We welcome the opportunity to add the pension management activities of PTE Ergo Hestia to the life insurance business of AEGON Poland.”

AEGON previously acquired a life insurance company in October 2005, currently the third largest in Poland based on gross written life premiums*. With this new addition, AEGON will further strengthen its growing pension capability in Central and Eastern Europe and will manage the accounts of approximately 1.2 million customers throughout the region.

As of February 2007, PTE Ergo Hestia managed PLN 2.7 billion (EUR 699 million) in assets and had 369,856 members.

*	Source: KNF, 2006 gross written life premiums

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)

DISCLAIMER

The statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including the factors set forth in our Annual Report on Form 20-F, which is available for review at www.aegon.com and www.sec.gov.

2 of 2